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CUSIP NO.892138 10 8                                         Page 1 of 5 Pages
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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D
                            (Rule 13d-101)


         Information to be Included in Statements Filed Pursuant to
     Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                       TOWNE FINANCIAL CORPORATION
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                            (Name of Issuer)


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                     (Title of Class of Securities)


                              892138 10 8
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                            (CUSIP Number)


Kevin Houlihan, Esq.
Elias, Matz, Tiernan & Herrick L.L.P                Thomas J. Noe
734 15th Street, N.W.                               3348 Partridge Lake Court
Washington, D.C.  20005                             Cincinnati, Ohio 45248
(202) 347-0300                                      (513) 574-8771
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          (Name, Address, Telephone Number of Persons Authorized
                  to Receive Notices and Communications)


                            February 9, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].
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CUSIP NO. 892138 10 8                                        Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON

    Thomas J. Noe
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
    PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or
    2(e) [ ]
    Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER

    15,739
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER

    15,739
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER
    -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,739
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%
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14. TYPE OF REPORTING PERSON
    IN
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CUSIP NO. 892138 10 8                                        Page 3 of 5 Pages
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Item 1.  Security and Issuer
----------------------------
     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Towne Financial Corporation, an Ohio corporation (the "Issuer"), whose principal executive offices are located at 4811 Cooper Road, Cincinnati, Ohio 45242.


Item 2.  Identity and Background
--------------------------------
     (a-c) This Schedule 13D is filed by Thomas J. Noe. His residence address is 3348 Partridge Lake Court, Cincinnati, Ohio 45248.

     (d) During the past five years, Mr. Noe has not been convicted in a criminal proceeding.

     (e) During the past five years, Mr. Noe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  Mr. Noe is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
     Thomas J. Noe used a total of $338,285.00 of his personal funds to purchase 9,951 shares of the Common Stock, at an average price of $34.00 per share, during the period elapsed between February 9, 1999 and March 10, 1999. The remaining 5,788 shares of Common Stock beneficially owned by Mr. Noe were purchased over three years ago and such amount did not reach the 5% threshold that requires reporting. The recent purchases of the 9,951 shares of Common Stock have raised Mr. Noe's ownership level to 7.5% of the outstanding Common Stock, necessitating the filing of this Schedule 13D.


Item 4. Purpose of Transaction
------------------------------
     Thomas J. Noe has acquired the Common Stock solely for investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, Mr. Noe may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of such shares of Common Stock owned by him.

     Thomas J. Noe has no plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of Schedule 13D.
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CUSIP NO. 892138 10 8                                        Page 4 of 5 Pages
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Item 5.  Interest in Securities of the Issuer
---------------------------------------------
     (a) As of the date hereof, Thomas J. Noe owns 15,739 shares of Common Stock, which represents 7.5% of the shares of Common Stock outstanding.

     (b) Thomas J. Noe has the sole power to vote and the sole power to dispose of the 15,739 shares of Common Stock beneficially owned by him.

     (c) Except as already described herein, no other transactions in Common Stock have been effected by Thomas J. Noe during the last 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
---------------------------

     Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Not applicable.
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CUSIP NO. 892138 10 8                                        Page 5 of 5 Pages
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                            SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.



     By:  /s/ Thomas J. Noe
          --------------------------
          Thomas J. Noe


Date:     March 11, 1999
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